ASSET PURCHASE AGREEMENT

by and among

Atlas Precious Metals, Inc., as Seller

and

Golden Eagle International, Inc. as Buyer

Dated: June 18, 2004

ASSET PURCHASE AGREEMENT

        This Asset Purchase Agreement (“Agreement”) is dated June 18, 2004, by and among Golden Eagle International, Inc., a Colorado corporation (“Buyer”); and Atlas Precious Metals, Inc., a Nevada corporation (“Seller”).

1. Definitions and Usage

        1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1.

        “Assets” – as set forth in Part 2.1.

        “Best Efforts” the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions or to dispose of or make any change to its business, expend any material funds or incur any other material burden.

        “Bill of Sale” – as defined in Section 2.6.1(i).

        “Breach” – any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

        “Business Day” – any day other than (a) Saturday or Sunday or (b) any other day on which banks in Colorado are permitted or required to be closed.

        “Buyer” – as defined in the first paragraph of this Agreement.

        “Buyer Indemnified Persons” – as defined in Section 11.2.

        “Buyer’s Closing Documents” – as defined in Section 4.2.1.

      “Closing” – as defined in Section 2.5.

        “Closing Date” – the date on which the Closing actually takes place.

        “Code” – the Internal Revenue Code of 1986.

        “Consent” – any approval, consent, ratification, waiver or other authorization.

        “Contemplated Transactions” — all of the transactions contemplated by this Agreement.

        “Contract” — any agreement, contract, Lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied), whether or not legally binding.

      “Damages” — as defined in Section 11.2.

        “Effective Time” –June 24, 2004, or such other date on which the Closing occurs.

        “Encumbrance” — any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

        “Environment” – soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

        “Environmental, Health and Safety Liabilities” — any cost, damages, expense, liability, obligation or other responsibility arising from or under any Environmental Law or Occupational Safety and Health Law, including those consisting of or relating to:

(a)	any environmental, health or safety matter or condition (including on-site or off-site contamination, occupational safety and health and regulation of any chemical substance or product);

(b)	any fine, penalty, judgment, award, settlement, legal or administrative proceeding, damages, loss, claim, demand or response, remedial or inspection cost or expense arising under any Environmental Law or Occupational Safety and Health Law;

(c)	financial responsibility under any Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any cleanup, removal, containment or other remediation or response actions (“Cleanup”) required by any Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(d)	any other compliance, corrective or remedial measure required under any Environmental Law or Occupational Safety and Health Law.

        The terms “removal,” “remedial” and “response action” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA).

        “Environmental Law” — any Legal Requirement that requires or relates to:

(a)	advising appropriate authorities, employees or the public of intended or actual Releases of pollutants or Hazardous Materials, violations of discharge limits or other prohibitions and the commencement of activities, such as resource extraction or construction, that could have significant impact on the Environment;

(b)	preventing or reducing to acceptable levels the Release of pollutants or Hazardous Materials into the Environment;

(c)	reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated;

(d)	assuring that products are designed, formulated, packaged and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

(e)	protecting resources, species or ecological amenities;

(f)	reclaiming, restoring or maintaining mine sites;

(g)	reducing to acceptable levels the risks inherent in the transportation of Hazardous Materials, pollutants, oil or other potentially harmful substances;

(h)	cleaning up pollutants or Hazardous Materials that have been Released, preventing the Threat of Release or paying the costs of such clean up or prevention; or

(i)	making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

        “Exchange Act” — the Securities Exchange Act of 1934.

        “Facilities” – any real property, leasehold or other interest in real property currently owned or operated by Seller, including the Tangible Personal Property and the underground production cavities used or operated by Seller at the respective locations of the Real Property. Notwithstanding the foregoing, for purposes of the definitions of “Hazardous Activity” and “Remedial Action” and Sections 3.6 and 11.3, “Facilities” shall mean any real property, leasehold or other interest in real property currently or formerly owned or operated by Seller, including the Fixtures and Tangible Personal Property used or operated by Seller at the respective locations of the Real Property.

        “GAAP” — generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

        “Governing Documents” — with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (g) any amendment or supplement to any of the foregoing.

        “Governmental Authorization” — any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

      “Governmental Body” – any:

(a)	nation, state, county, city, town, borough, village, district or other jurisdiction;

(b)	federal, state, local, municipal, foreign or other government;

(c)	governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers);

(d)	multinational organization or body;

(e)	body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or

(f)	official of any of the foregoing.

        “Hazardous Activity” — the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of groundwater) of Hazardous Material in, on, under, about or from any of the Gold Bar Assets or the Facilities on which the Gold Bar Assets are or were located and any other act, business, operation or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm, to persons or property in, on or near the Gold Bar Assets, or the Facilities on which the Gold Bar Assets are or were located.

        “Hazardous Material” — any substance, material or waste which is or will foreseeably be regulated by any Governmental Body, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde and polychlorinated biphenyls.

        “Indemnified Person” — as defined in Section 11.7.1.

        “Indemnifying Person” — as defined in Section 11.7.1.

        “IRS” — the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

        “Knowledge” — an individual will be deemed to have Knowledge of a particular fact or other matter if:

(a)	that individual is actually aware of that fact or matter; or

(b)	a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty contained in this Agreement.

A Person (other than an individual) will be deemed to have Knowledge of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor or trustee of that Person (or in any similar capacity) has, or at any time had, Knowledge of that fact or other matter (as set forth in (a) and (b) above), and any such individual (and any individual party to this Agreement) will be deemed to have conducted a reasonably comprehensive investigation regarding the accuracy of the representations and warranties made herein by that Person or individual.

        “Legal Requirement” — any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

        “Liability” — with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

        “Material Consents” — as defined in Section 7.3.

        “Nonmaterial Consents” – as defined in Section 2.7.2.

        “Occupational Safety and Health Law” — any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

        “Order” — any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

        “Ordinary Course of Business” — an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action:

(a)	is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person;

(b)	does not require authorization by the board of directors or equityholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and

(c)	is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

        “Person” — an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

        “Proceeding” — any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

        “Purchase Price” — as defined in Section 2.2.

        “Record” — information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

        “Related Person” — With respect to a particular individual:

(a)	each other member of such individual’s Family;

(b)	any Person that is directly or indirectly controlled by any one or more members of such individual’s Family;

(c)	any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

(d)	any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a)	any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;

(b)	any Person that holds a Material Interest in such specified Person;

(c)	each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity);

(d)	any Person in which such specified Person holds a Material Interest; and

(e)	any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a) “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act; (b) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree and (iv) any other natural person who resides with such individual; and (c) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

        “Release” — any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the Environment or into or out of any property.

        “Remedial Action” — all actions, including any capital expenditures, required or voluntarily undertaken (a) to clean up, remove, treat or in any other way address any Hazardous Material or other substance; (b) to prevent the Release or Threat of Release or to minimize the further Release of any Hazardous Material or other substance so it does not migrate or endanger or threaten to endanger public health or welfare or the Environment; (c) to perform pre-remedial studies and investigations or post-remedial monitoring and care; or (d) to bring all Facilities and the operations conducted thereon into compliance with Environmental Laws and environmental Governmental Authorizations.

        “Representative” — with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

        “Restricted Material Contract” – as defined in Section 2.7.1.

        “Restricted Nonmaterial Contract” – as defined in Section 2.7.2.

        “Retained Contracts” are all contracts of Seller that are not expressly assumed, in writing, by the Buyer.

        “SEC” — the United States Securities and Exchange Commission.

        “Securities Act” – the United States Securities Act of 1933, as amended (15 U.S.C. §77a et seq.).

        “Seller” — as defined in the first paragraph of this Agreement.

        “Seller Contract” — any Contract (a) under which Seller has or may acquire any rights or benefits; (b) under which Seller has or may become subject to any obligation or liability; or (c) by which Seller or any of the assets owned or used by Seller is or may become bound.

        “Seller’s Closing Documents” – as defined in Section 3.2.1.

        “Tangible Personal Property” — all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventories) of every kind owned or leased by Seller (wherever located and whether or not carried on Seller’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

        “Tax” — any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

        “Tax Return” — any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

        “Third Party” — a Person that is not a party to this Agreement.

        “Third-Party Claim” – any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

        “Threat of Release” – a reasonable likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

        “WARN Act” – as defined in Section 11.2.7.

1.2	Usage

1.2.1	Interpretation. In this Agreement, unless a clear contrary intention appears:

(j)	The singular number includes the plural number and vice versa;

(ii)	Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii)	Reference to any gender includes each other gender;

(iv)	Reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v)	Reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi)	“Hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii)	“Including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii)	“Or” is used in the inclusive sense of “and/or”;

(ix)	With respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and

(x)	References to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

1.2.2	Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

1.2.3	Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

2	Sale and Transfer of Assets; Closing

2.1	Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Assets which are more particularly described on Schedule 2.1. All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.” The transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets.

2.2	Consideration. The consideration for the Assets (the “Purchase Price”) will be 25,000,000 shares of restricted common stock of the Buyer (subject to the Seller’s signature to a subscription agreement in the form of Schedule 2.2).

2.3	No Encumbrances. The Buyer will purchase, and the Seller will sell, the Assets free and clear of all Encumbrances, and the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets.

2.4	Allocation. The Purchase Price shall be allocated in accordance with Schedule 2.4. After the Closing, the parties shall make consistent use of the allocation, fair market value and useful lives specified in Schedule 2.4 for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code. Buyer shall prepare and deliver IRS Form 8594 to Seller within 45 days after the Closing Date to be filed with the IRS. In any Proceeding related to the determination of any Tax, neither Buyer nor Seller nor any affiliate of either shall contend or represent that such allocation is not a correct allocation.

2.5	Closing. The purchase and sale provided for in this Agreement (the “Closing”) will take place at Denver, Colorado, commencing at 7:00 a.m. (local time) on the later of (a) June 24, 2004, or (b) the date that is five Business Days following the completion of the Conditions Precedent, unless Buyer and Seller otherwise agree. Subject to the provisions of Article 9, failure to complete the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.5 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. In such a situation, the Closing will occur as soon as practicable, subject to Article 9. 2.6 Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

2.6.1	Seller shall deliver to Buyer:

(i)	a bill of sale for all of the Assets that are Tangible Personal Property in form to be agreed between Seller and Buyer which includes representations and warranties that the Assets are being transferred free and clear of all Encumbrances (the “Bill of Sale”);

(ii)	an assignment of all of the Assets that are intangible personal property in form to be agreed between Seller and Buyer with warranties of title as described above;

(iii)	the subscription agreement; and

2.6.2	Buyer shall deliver to Seller:

(i)	A certificate for the shares of the Buyer’s restricted common stock constituting the Purchase Price in the name of the Seller or (in the alternative) instruction letters to the Buyer’s transfer agent providing irrevocable instructions to issue the shares and deliver them to the Seller’s direction;

3.	Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

3.1	Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of Nevada, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under this Agreement.

3.2	Enforceability; Authority; No Conflict

3.2.1	This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms. Upon the execution and delivery by Seller of each other agreement to be executed or delivered by any or all of Seller at the Closing (collectively, the “Seller’s Closing Documents”), each of Seller’s Closing Documents will constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms. Seller has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Seller’s Closing Documents to which it is a party and to perform its obligations under this Agreement and the Seller’s Closing Documents, and such action has been duly authorized by all necessary action by Seller’s shareholders and board of directors.

3.2.2	Neither the execution and delivery of this Agreement nor the completion or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i)	Breach (A) any provision of any of the Governing Documents of Seller or (B) any resolution adopted by the board of directors of the Seller;

(ii)	Breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller or any of the Assets, may be subject;

(iii)	Contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller or that otherwise relates to the Assets or to the business of Seller;

(iv)	Cause Buyer to become subject to, or to become liable for the payment of, any Tax;

(v)	Breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Seller Contract;

(vi)	Result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets; or

(vii)	Require the approval of the shareholders or creditors of the Seller.

The	Seller is not required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the completion or performance of the Contemplated Transaction.

3.3	Title To Assets; Encumbrances. Seller owns good and transferable title to all of the other Assets free and clear of any Encumbrances. Seller warrants to Buyer that, at the time of Closing, all other Assets shall be free and clear of all Encumbrances.

3.4	Condition Of Facilities. Each item of Tangible Personal Property is in the repair and operating condition in which it is found—as is, where is—ordinary wear and tear having been inspected and acknowledged by the Buyer, is in an environmentally clean condition, with all Hazardous Materials, including residues, removed, and is suitable for immediate removal.

3.5	Legal Proceedings; Orders.

3.5.1	There is no pending or, to Seller's Knowledge, threatened Proceeding:

(i)	by or against Seller or that otherwise relates to or may affect the business of, or any of the assets owned or used by, Seller; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Seller, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. There are no Proceedings that could have a material adverse effect on the business, operations, assets, condition or prospects of Seller or upon the Assets.

3.5.2	There is no Order to which Seller, its business or any of the Assets is subject; and to the Knowledge of Seller, no officer, director, agent or employee of Seller is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of Seller.

3.6	Environmental Matters.

3.6.1	Seller is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law. Seller has no basis to expect, nor has any other Person for whose conduct they are or may be held to be responsible received, any actual or threatened order, notice or other communication from (i) any Governmental Body or private citizen acting in the public interest or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to the Gold Bar Assets, including the construction, installation, operation, maintenance, repair, modification, closure or storage of the Gold Bar Assets, or any Facility on which the Gold Bar Assets are or were located.

3.6.2	There are no pending or, to the Knowledge of Seller, threatened claims, Encumbrances, or other restrictions of any nature resulting from any Environmental, Health and Safety Liabilities or arising under or pursuant to any Environmental Law with respect to or affecting any of the Gold Bar Assets or any Facility on which the Gold Bar Assets are or were located.

3.6.3	Seller has no Knowledge of or any basis to expect, nor has any of them, or any other Person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to any of the Gold Bar Assets or the Facilities on which the Gold Bar Assets are or were located.

3.6.4	Neither Seller nor any other Person for whose conduct it is or may be held responsible has any Environmental, Health and Safety Liabilities with respect to any of the Gold Bar Assets or the Facilities on which the Gold Bar Assets are or were located or, to the knowledge of Seller, at any property geologically or hydrologically adjoining any Facility on which the Gold Bar Assets are located.

3.6.5	There are no Hazardous Materials present on or in the Environment at any Facility on which the Gold Bar Assets are located or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, aboveground or underground storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of such Facility or adjoining property, or incorporated into any structure therein or thereon. Neither Seller nor any Person for whose conduct it is or may be held responsible, or to the Knowledge of Seller, any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Gold Bar Assets or any Facility on which the Gold Bar Assets are or were located except in full compliance with all applicable Environmental Laws.

3.6.6	There has been no Release or, to the Knowledge of Seller, Threat of Release, of any Hazardous Materials from, onto or within any of the Gold Bar Assets.

3.6.7	Seller has removed from the Gold Bar Assets all Hazardous Materials that were used, generated, processed, recycled, treated, stored or disposed of in or on the Gold Bar Assets, including residues of any such Hazardous Materials.

3.6.8	Seller has delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller pertaining to the use, generation, process, recyling, treatment, storage or disposal of Hazardous Materials in or on Gold Bar Assets, or concerning compliance, by Seller or any other Person for whose conduct it is or may be held responsible, with Environmental Laws, including laws relating to the closure, temporary closure or abandonment of the Gold Bar Assets.

3.7	Brokers or Finders. Neither Seller nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of Seller’s business or the Assets or the Contemplated Transactions.

3.8	Solvency.

3.8.1	Seller is not now insolvent and will not be rendered insolvent by any of the Contemplated Transactions. As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of Seller exceeds the present fair saleable value of Seller’s assets.

3.8.2	Immediately after giving effect to the completion of the Contemplated Transactions: (i) Seller will be able to pay its Liabilities as they become due in the usual course of its business; (ii) Seller will not have unreasonably small capital with which to conduct its present or proposed business; (iii) Seller will have assets (calculated at fair market value) that exceed its Liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

3.9	Investment Representations.

3.9.1	Investment Purpose. The Seller is acquiring the shares of restricted common stock to be issued by the Buyer as the consideration for the Contemplated Transactions for its own account and not with a present view toward the public sale or distribution thereof.

3.9.2	Accredited Investor Status. The Seller is an “accredited investor” as defined in Section 2(a)(15) of the Securities Act and Rule 215 promulgated under the Securities Act. The Seller hereby represents that, either by reason of Seller’s business, or the financial and other advisors to Seller, if any, Seller has the capacity to protect Seller’s own interests in connection with the transaction contemplated hereby.

3.9.3	Reliance on Exemptions. Seller understands that the shares of restricted common stock being issued as the consideration for the Contemplated Transactions are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Buyer is relying upon the truth and accuracy of, and Seller’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Seller set forth herein in order to determine the availability of such exemptions and the eligibility of Seller to acquire the shares of restricted common stock.

3.9.4	Information. Seller and its advisors have either had access through the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) or have been furnished with all materials relating to the business, finances and operations of Buyer, that have been requested by Seller or its advisors, if any, including, without limitation the Buyer’s Current Reports on Form 8-K dated May 6, 2004 (filed May 13, 2004), April 16, 2004 (filed April 23, 2004), April 13, 2004 (filed April 15, 2004), 2004, March 11, 2004 (filed (March 22, 2004), February 24, 2004 (filed February 26, 2004, as amended February 26, 2004 and March 1, 2004), January 15, 2004 (filed February 25, 2004), January 15, 2004 (filed January 20, 2004), and January 5, 2004 (filed January 6, 2004) (the “8-Ks”), Buyer’s Quarterly Report on Form 10-QSB for the Quarter ended March 31, 2004 (the “10-Qs”), and Buyer’s Annual Report on Form 10-KSB for the year ended December 31, 2003 (the “10-K” and collectively with the 8-Ks, and the 10Qs, the “SEC Documents”). Seller and its advisors, if any, have been afforded the opportunity to ask questions of the Buyer.

3.9.5	Acknowledgement of Risk. Seller acknowledges and understands that its acquisition of the shares of the restricted common stock involves a significant degree of risk, including, without limitation,

(i)	The Buyer remains a business with historical working capital shortages, limited cash flow, operations that have not generated a profit, and requires substantial funds to pursue its contemplated business plans;

(ii)	The Buyer’s principal source of cash flow has recently been adversely impacted because the Buyer was obligated to cease production from its Cangalli property as a result of labor issues and other causes in Bolivia;

(iii)	an investment in the Buyer is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Buyer or the acceptance of the shares of restricted common stock from the Buyer;

(iv)	Seller may not be able to liquidate its investment;

(v)	transferability of the shares of restricted common stock is extremely limited;

(vi)	The Buyer has not paid any dividends on its common stock since inception and does not anticipate the payment of dividends in the foreseeable future; and

(vii)	In the SEC Documents, the Buyer has set forth a number of other risk factors that the Seller should consider prior to agreeing to accept any shares of the Buyer’s common stock.

3.9.6	Governmental Review. Seller understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the restricted common stock or an investment therein.

3.9.7	Transfer Restrictions. Seller understands that the shares of the restricted common stock have not been registered under the Securities Act or any applicable state securities laws, and consequently, Seller may have to bear the risk of owning such securities for an indefinite period of time because such securities may not be transferred unless there is a currently effective registration statement or an exemption from registration is available, which exemption must be established to the reasonable satisfaction of the Buyer.

3.9.8	Legends. The Seller understands the certificates representing the shares of common stock and promissory note will bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such securities):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

3.9.9	Residency. The Seller is a resident of the State of Nevada.

3.10	Tax and Securities Reporting Issues. The Seller has consulted with his legal, financial, investment, and Tax advisors and is fully aware that:

3.10.1	The transactions contemplated herein will be a taxable transaction based on the value of the Purchase Price received by the Seller, and the Seller will include appropriate treatment in the Seller’s Tax returns;

3.10.2	As a result of receiving the Purchase Price from the Buyer, the Seller may become liable for certain reporting obligations under Sections 13(d) and 16(a) of the Exchange Act, and the Seller will file such reports within the time limits required by the Exchange Act.

3.11	Disclosure.

3.11.1	No representation or warranty or other statement made by Seller in this Agreement, or otherwise in connection with the Contemplated Transactions contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

3.11.2	Seller does not have Knowledge of any fact that has specific application to Seller (other than general economic or industry conditions) and that may materially adversely affect the Assets that has not been set forth in this Agreement.

4	Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

4.1	Organization And Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, with full corporate power and authority to conduct its business as it is now conducted.

4.2	Authority; No Conflict.

4.2.1	This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of each agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer’s Closing Documents”), each of the Buyer’s Closing Documents will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms. Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents, and such action has been duly authorized by all necessary corporate action.

4.2.2	Neither the execution and delivery of this Agreement by Buyer nor the completion or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to:

(i)	any provision of Buyer’s Governing Documents;

(ii)	any resolution adopted by the board of directors of Buyer;

(iii)	any Legal Requirement or Order to which Buyer may be subject; or

(iv)	any Contract to which Buyer is a party or by which Buyer may be bound.

Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the completion or performance of any of the Contemplated Transactions.

4.3	Certain Proceedings. There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions. To Buyer’s Knowledge, no such Proceeding has been threatened.

4.4	Brokers Or Finders. Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the Contemplated Transactions.

4.5	Validity of the Shares . The shares of common stock to be issued to the Seller pursuant to Section 2.2 hereof will be, when issued, legally and validly issued, fully-paid and non-assessable.

4.6	Accuracy of Information Provided. The information that the Buyer has provided to the Seller in the SEC Documents and otherwise is accurate and complete in all material respects.

5	Covenants of Seller Prior to Closing.

5.1	Access And Investigation. Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from Buyer, Seller shall

5.1.1	afford Buyer and its Representatives and prospective lenders and their Representatives (collectively, “Buyer Group”) full and free access, during regular business hours, to Seller’s personnel, Contracts, Governmental Authorizations, books and Records and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller;

5.1.2	furnish Buyer Group with copies of all such Contracts, Governmental Authorizations, books and Records and other existing documents and data as Buyer may reasonably request;

5.1.3	furnish Buyer Group with such additional financial, operating and other relevant data and information as Buyer may reasonably request; and

5.1.4	otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the properties, assets and financial condition related to Seller. In addition, Buyer shall have the right to have the Tangible Personal Property inspected by Buyer Group, at Buyer’s sole cost and expense, for purposes of determining the physical condition and legal characteristics of the Tangible Personal Property. In the event subsurface or other destructive testing is recommended by the Buyer, Buyer shall be permitted to have the same performed.

5.2	Maintenance of the Assets. Between the date of this Agreement and the Closing, Seller shall continue the maintain the Assets in the same manner that the Seller maintained the Assets prior to the date of this Agreement. The Buyer understands that the Assets are not being used at the present time and will remain idle until such time as the Buyer moves the Assets from the property of the Seller.

5.3	Negative Covenants. Except as otherwise expressly permitted herein, between the date of this Agreement and the Closing Date, Seller shall not, without the prior written Consent of Buyer, take any action (or fail to take any action) the result of which would have a material adverse effect on any of the Assets.

5.4	Required Approvals. As promptly as practicable after the date of this Agreement, Seller shall make all filings required by Legal Requirements to be made by it in order to complete the Contemplated Transactions. Seller also shall cooperate with Buyer and its Representatives with respect to all filings that Buyer elects to make or, pursuant to Legal Requirements, shall be required to make in connection with the Contemplated Transactions. Seller also shall cooperate with Buyer and its Representatives in obtaining all Material Consents.

5.5	Notification. Between the date of this Agreement and the Closing, Seller shall promptly notify Buyer in writing if any of them becomes aware of (a) any fact or condition that causes or constitutes a Breach of any of Seller’s representations and warranties made as of the date of this Agreement or (b) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Seller’s discovery of, such fact or condition. Should any such fact or condition require any change to any representation or warrant of the Seller herein, the Seller shall promptly deliver to the written notification of specifying such change. Such delivery shall not affect any rights of Buyer under Section 9.2 and Article 11. During the same period, Seller also shall promptly notify Buyer of the occurrence of any Breach of any covenant of Seller in this Article 5 or of the occurrence of any event that may make the satisfaction of the conditions in Article 7 impossible or unlikely.

5.6	No Negotiation. Until such time as this Agreement shall be terminated pursuant to Section 9.1, Seller shall not directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than Buyer) relating to any business combination transaction involving Seller, the merger or consolidation of Seller or the sale of any of the Assets. Seller shall notify Buyer of any such inquiry or proposal within 24 hours of receipt or awareness of the same by Seller.

5.7	Best Efforts. Seller shall use its Best Efforts to cause the conditions in Article 7 and Section 8.3 to be satisfied.

6	Covenants of Buyer Prior to Closing.

6.1	Required Approvals. As promptly as practicable after the date of this Agreement, Buyer shall make, or cause to be made, all filings required by Legal Requirements to be made by it to complete the Contemplated Transactions. Buyer also shall cooperate, and cause its Related Persons to cooperate, with Seller (a) with respect to all filings Seller shall be required by Legal Requirements to make and (b) in obtaining all Consents identified in Schedule 7.3, provided, however, that Buyer shall not be required to dispose of or make any change to its business, expend any material funds or incur any other burden in order to comply with this Section 6.1.

6.2	Best Efforts. Buyer shall use its Best Efforts to cause the conditions in Article 8 and Section 7.3 to be satisfied.

7	Conditions Precedent to Buyer’s Obligation to Close.Buyer’s obligation to purchase the Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

7.1	Accuracy Of Representations. All of Seller’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made.

7.2	Seller’s Performance. All of the covenants and obligations that Seller are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been duly performed and complied with in all material respects.

7.3	Consents. Each of the Consents identified in Schedule 7.3 (the “Material Consents”), if any are required, shall have been obtained and shall be in full force and effect.

7.4	Additional Documents. Seller shall have caused the documents and instruments required by Section 2.6.1 and the following documents to be delivered (or tendered subject only to Closing) to Buyer together with such other documents as Buyer may reasonably request for the purpose of:

7.4.1	evidencing the accuracy of any of Seller's representations and warranties;

7.4.2	evidencing the performance by Seller of, or the compliance by Seller with, any covenant or obligation required to be performed or complied with by Seller;

7.4.3	evidencing the satisfaction of any condition referred to in this Article 7; or

7.4.4	otherwise facilitating the completion or performance of any of the Contemplated Transactions.

7.5	No Proceedings. Since the date of this Agreement, there shall not have been commenced or threatened against Buyer, or against any Related Person of Buyer, any Proceeding (a) involving any challenge to, or seeking Damages or other relief in connection with, any of the Contemplated Transactions or (b) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Contemplated Transactions.

7.6	No Conflict. Neither the completion nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause Buyer or any Related Person of Buyer to suffer any adverse consequence under (a) any applicable Legal Requirement or Order or (b) any Legal Requirement or Order that has been published, introduced or otherwise proposed by or before any Governmental Body, excluding bulk sales laws.

7.7	Governmental Authorizations. Buyer shall have received such Governmental Authorizations as are necessary or desirable to allow Buyer to remove the Assets from the current location on property owned by the Seller and export the Assets to Bolivia after the Closing.

7.8	Buyer’s Financing. The Buyer does not currently have sufficient financing, but will raise such financing, to permit it to remove the Assets, and to move the Assets to its Buen Futuro prospect in the country of Bolivia.

8	Conditions Precedent to Seller’s Obligation to Close.Seller’s obligation to sell the Assets and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller in whole or in part):

8.1	Accuracy Of Representations. All of Buyer’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

8.2	Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been performed and complied with in all material respects.

8.3	Consents. Each of the Consents identified in Schedule 7.3, if any are required, shall have been obtained and shall be in full force and effect.

8.4	Additional Documents. Buyer shall have caused the documents and instruments required by Section 2.6.2 and the following documents to be delivered (or tendered subject only to Closing) to Seller together with such other documents as Seller may reasonably request for the purpose of:

8.4.1	evidencing the accuracy of any representation or warranty of Buyer,

8.4.2	evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer or

8.4.3	evidencing the satisfaction of any condition referred to in this Article 8.

8.5	No Injunction. There shall not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the consummation of the Contemplated Transactions and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

9	Termination

9.1	Termination Events. By notice given prior to or at the Closing, subject to Section 9.2, this Agreement may be terminated as follows:

9.1.1	by Buyer if a material Breach of any provision of this Agreement has been committed by Seller and such Breach has not been waived by Buyer;

9.1.2	by Seller if a material Breach of any provision of this Agreement has been committed by Buyer and such Breach has not been waived by Seller;

9.1.3	by Buyer if any condition in Article 7 has not been satisfied as of the date specified for Closing in the first sentence of Section 2.6 or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement), and Buyer has not waived such condition on or before such date;

9.1.4	by Seller if any condition in Article 8 has not been satisfied as of the date specified for Closing in the first sentence of Section 2.6 or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement), and Seller has not waived such condition on or before such date;

9.1.5	by mutual consent of Buyer and Seller;

9.1.6	by Buyer if the Closing has not occurred on or before June 24, 2004, or such later date as the parties may agree upon, unless the Buyer is in material Breach of this Agreement; or

9.1.7	by Seller if the Closing has not occurred on or before June 24, 2004, or such later date as the parties may agree upon, unless the Seller is in material Breach of this Agreement.

9.2	Effect Of Termination.

9.2.1	Each party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.

9.2.2	If this Agreement is terminated pursuant to Section 9.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 9.2 and Articles 12 and 13 (except for those in Section 13.5) will survive, provided, however, that, if this Agreement is terminated because of a Breach of this Agreement by the non-terminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

10	Additional Covenants

10.1	Payment Of All Taxes Resulting From Sale Of Assets. Each of the Seller and the Buyer will be responsible for one-half of any sales or use Taxes generated as a result of this contemplated transaction regardless of the Person on whom such Taxes are imposed by Legal Requirements. However, the Seller shall be responsible for any corporate income taxes, capital gains taxes resulting from the sale of the shares received as a result of this Agreement, or other taxes relating to the receipt and sale of Golden Eagle’s shares.

10.2	Payment Of Other Liabilities. In addition to payment of Taxes pursuant to Section 10.1, Seller shall pay, or make adequate provision for the payment, in full all of the Liabilities related to, deriving from, or attributable to the Assets, or any of them. If any such Liabilities are not so paid or provided for, or if Buyer reasonably determines that failure to make any payments will impair Buyer’s use or enjoyment of the Assets, Buyer may, at any time after the Closing Date, elect to make all such payments directly (but shall have no obligation to do so) and recover the same together with interest at 1.5% per month from the Seller.

10.3	Removing the Assets. Not later than twelve months after the Closing Date, the Buyer shall remove all Assets from all Facilities and other real property owned by the Seller. Such removal shall be done in a reasonable manner with the understanding and acknowledge that the Seller will be responsible for any reclamation or rehabilitation of the Facilities and other real property following such removal of the Assets. Should the Buyer fail to remove the Assets as required by this Section, the Seller shall have the right, but not the obligation, to terminate this Agreement and to return the Purchase Price to the Buyer, or to permit the Buyer to continue to store the Assets as they were being stored at the Closing Date. Thereafter, the Seller may give the Buyer not less than six months notice of the date by which the Buyer must remove the Assets from the Seller’s Facilities. During the period that the Assets remain on or within the Seller’s Facilities, the Seller will continue to provide the Buyer and its Representatives, with access to the Assets at any time, with or without notice to Seller from Buyer.

10.4	Assistance In Proceedings. Seller will cooperate with Buyer and its counsel in the contest or defense of, and make available its personnel and provide any testimony and access to its books and Records in connection with, any Proceeding involving or relating to (a) any Contemplated Transaction or (b) any action, activity, circumstance, condition, conduct, event, fact, failure to act, incident, occurrence, plan, practice, situation, status or transaction on or before the Closing Date involving Seller or the Assets.

10.5	Retention Of And Access To Records. After the Closing Date, Buyer shall retain for a period consistent with Buyer’s record-retention policies and practices those Records of Seller delivered to Buyer. Buyer also shall provide Seller and its Representatives reasonable access thereto, during normal business hours and on at least three days’ prior written notice, to enable them to prepare financial statements or tax returns or deal with tax audits. After the Closing Date, Seller shall provide Buyer and its Representatives reasonable access to Records that are Excluded Assets, during normal business hours and on at least three days’ prior written notice, for any reasonable business purpose specified by Buyer in such notice.

10.6	Further Assurances. Subject to the proviso in Section 6.1, the parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

11	Indemnification; Remedies

11.1	Survival. All representations, warranties, covenants and obligations in this Agreement, the certificates delivered pursuant to Section 2.7 and any other certificate or document delivered pursuant to this Agreement shall survive the Closing and the completion of the Contemplated Transactions, subject to Section 11.7. The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation (including any environmental investigation or assessment) conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations.

11.2	Indemnification And Reimbursement By Seller. Seller will indemnify and hold harmless Buyer, and its Representatives, shareholder, subsidiaries and Related Persons (collectively, the “Buyer Indemnified Persons”), and will reimburse the Buyer Indemnified Persons for any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses) or diminution of value, whether or not involving a Third-Party Claim (collectively, “Damages”), arising from or in connection with:

11.2.1	Any Breach of any representation or warranty made by Seller in (i) this Agreement (ii) the certificates delivered pursuant to Section 2.7 (for this purpose, each such certificate will be deemed to have stated that Seller’s representations and warranties in this Agreement fulfill the requirements of Section 7.1 as of the Closing Date as if made on the Closing Date without giving effect to any supplement to the Disclosure Letter, unless the certificate expressly states that the matters disclosed in a supplement have caused a condition specified in Section 7.1 not to be satisfied), (iii) any transfer instrument or (iv) any other certificate, document, writing or instrument delivered by Seller pursuant to this Agreement;

11.2.2	Any Breach of any covenant or obligation of Seller in this Agreement or in any other certificate, document, writing or instrument delivered by Seller pursuant to this Agreement;

11.2.3	Any Liability arising out of the ownership or operation of the Assets prior to the Effective Time other than the Assumed Liabilities;

11.2.4	Any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Seller (or any Person acting on its behalf) in connection with any of the Contemplated Transactions;

11.2.5	Any product or component thereof manufactured by or shipped, or any services provided by, Seller, in whole or in part, prior to the Closing Date;

11.2.6	Any noncompliance with any bulk sales laws or fraudulent transfer law in respect of the Contemplated Transactions;

11.2.7	Any liability under the WARN Act or any similar state or local Legal Requirement that may result from an “Employment Loss,” as defined by 29 U.S.C. §2101(a)(6), caused by any action of Seller prior to the Closing or by Buyer’s decision not to hire previous employees of Seller;

11.2.8	Any employee benefit plan established or maintained by Seller; or

11.2.9	Any Liabilities related to or deriving from the Assets, or any of them.

11.3	Indemnification And Reimbursement By Seller — Environmental Matters. In addition to the other indemnification provisions in this Article 11, Seller will indemnify and hold harmless Buyer and the other Buyer Indemnified Persons, and will reimburse Buyer and the other Buyer Indemnified Persons, for any Damages (including costs of cleanup, containment or other remediation) arising from or in connection with:

11.3.1	Any Environmental, Health and Safety Liabilities arising out of or relating to: (i) the ownership or operation by any Person at any time on or prior to the Closing Date of any of the Gold Bar Assets or the Facilities on which they are or were located, (ii) any Hazardous Materials or other contaminants including residues, that were present on the Gold Bar Assets or Facilities on which they are or were located at any time on or prior to the Date or Removal; or

11.3.2	Any bodily injury (including illness, disability and death, regardless of when any such bodily injury occurred, was incurred or manifested itself), personal injury, property damage (including trespass, nuisance, wrongful eviction and deprivation of the use of real property) or other damage of or to any Person or any Assets in any way arising from or allegedly arising from any Hazardous Materials in or on the Gold Bar Assets before or on the Date or Removal.

11.3.3	Buyer will be entitled to control any Remedial Action, any Proceeding relating to an Environmental Claim and, except as provided in the following sentence, any other Proceeding with respect to which indemnity may be sought under this Section 11.3. The procedure described in Section 11.9 will apply to any claim solely for monetary damages relating to a matter covered by this Section 11.3.

11.4	Indemnification And Reimbursement By Buyer. Buyer will indemnify and hold harmless Seller, and will reimburse Seller, for any Damages arising from or in connection with:

11.4.1	Any Breach of any representation or warranty made by Buyer in this Agreement or in any certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

11.4.2	Any Breach of any covenant or obligation of Buyer in this Agreement or in any other certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

11.4.3	Any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on Buyer’s behalf) in connection with any of the Contemplated Transactions; or

11.4.4	Any obligations of Buyer with respect to bargaining with the collective bargaining representatives of Active Hired Employees subsequent to the Closing.

11.5	Limitations On Amount — Seller. Seller shall have no liability (for indemnification or otherwise) with respect to claims made by Buyer against Seller under this Agreement until the total of all Damages with respect to such matters exceeds $25,000 and then only for the amount by which such Damages exceed $25,000.

11.6	Limitations On Amount—Buyer. Buyer will have no liability (for indemnification or otherwise) with respect to claims made by Seller against Buyer under this Agreement until the total of all Damages with respect to such matters exceeds $25,000 and then only for the amount by which such Damages exceed $25,000.

11.7	Third-Party Claims

11.7.1	Promptly after receipt by a Person entitled to indemnity under Section 11.2, 11.3 (to the extent provided in the last sentence of Section 11.3) or 11.4 (an “Indemnified Person”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person’s failure to give such notice.

11.7.2	If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 11.8.1 of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article 11 for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, (I) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification, and (II) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s Consent unless (A) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (C) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its Consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

11.7.3	Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its Related Persons other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its Consent (which may not be unreasonably withheld).

11.7.4	Notwithstanding the provisions of Section 13.4, Seller hereby consents to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any Buyer Indemnified Person for purposes of any claim that a Buyer Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein and agree that process may be served on Seller with respect to such a claim anywhere in the world.

11.7.5	With respect to any Third-Party Claim subject to indemnification under this Article 11: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

11.7.6	With respect to any Third-Party Claim subject to indemnification under this Article 11, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use its Best Efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

11.8	Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought and shall be paid promptly after such notice.

11.9	Indemnification In Case Of Strict Liability Or Indemnitee Negligence THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE 11 SHALL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LEGAL REQUIREMENTS (INCLUDING ANY PAST, PRESENT OR FUTURE BULK SALES LAW, ENVIRONMENTAL LAW, FRAUDULENT TRANSFER ACT, OCCUPATIONAL SAFETY AND HEALTH LAW OR PRODUCTS LIABILITY, SECURITIES OR OTHER LEGAL REQUIREMENT) AND REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.

11.10	In the Event of Insolvency or Bankruptcy of Buyer Within Two (2) Years from Effective Date of Sale/Purchase.

Should Buyer become insolvent within the first two (2) years from the effective date of this Sale/Purchase, rendering Buyer’s shares valueless or of negligible value, or should Buyer file bankruptcy within the first two (2) years from the effective date of this Sale/Purchase, then Seller shall be entitled to the return of the title and physical possession, where is and as is, of the Gold Bar Assets sold pursuant to this Agreement if Seller still retains at least fifty percent (50%) of the shares paid pursuant to this Agreement by Buyer. Return of title to Seller, and authorization of access to physical possession of the Gold Bar Assets sold pursuant to this Agreement by Buyer , shall be accomplished within ten (10) days of notice being given by Seller to Buyer that the conditions of this paragraph regarding insolvency or bankruptcy have been met. Buyer shall not be required to physically move the Gold Bar Assets from the place in which they are found to accomplish delivery of title and access to physical possession. Seller may retain the proceeds from the sale of up to fifty percent (50%) of the shares paid by Buyer as liquidated damages, but shall return the balance of the shares to Buyer upon exercising Seller’s rights pursuant to this paragraph.

12	General Provisions

12.1	Expenses. Except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expense of its Representatives. If this Agreement is terminated, the obligation of each party to pay its own fees and expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party.

12.2	Confidentiality. Each party will maintain the confidentiality of all non-public information obtained from the other party, and neither party will make any commercial or business use of the non-public information of the other party, without the prior written consent of the other party. All trade secrets shall be respected and maintained secret.

12.3	Public Announcements. Any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer determines provided the Buyer gives the Seller at least one business days’ prior notice before the issuance of any press release or similar publicity.

12.4	Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):

Seller:

H. Roy Shipes, CEO Atlas Precious Metals, Inc. 8040 Kolb Tucson, AZ 85706 Tel: (520) 889-2040 Fax: (520) 889-2733

Buyer:

Terry C. Turner, President Golden Eagle International, Inc. 12401 South 450 East Bldg. D1, Salt Lake City, Utah 84020 Tel: 801-619-9320 Fax: 801-619-1747

12.5	Jurisdiction; Service Of Process. Any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction may be brought in the courts of the State of Colorado, County of Denver, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Colorado, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction in any other court. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any Proceeding referred to in the first sentence of this section may be served on any party anywhere in the world.

12.6	Waiver; Remedies Cumulative. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.7	Schedules. The following schedules are hereby incorporated into this Agreement as though fully set forth herein:

12.7.1	–Schedule 2.1 – Assets12.7.2 Schedule 2.2 – Subscription Agreement12.7.3 Schedule 2.4 – Purchase Price allocation 12.7.4 Schedule 7.3 - Material Consents, if any are required

12.8	Entire Agreement And Modification. This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent and any confidentiality agreement between Buyer and Seller) and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

12.9	Assignments, Successors And No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties, except that Buyer may assign any of its rights and delegate any of its obligations under this Agreement to any subsidiary of Buyer and may collaterally assign its rights hereunder to any financial institution providing financing in connection with the Contemplated Transactions. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 12.7.

12.10	Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.11	Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

12.12	Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.13	Governing Law. This Agreement will be governed by and construed under the laws of the State of Colorado without regard to conflicts-of-laws principles that would require the application of any other law.

12.14	Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GOLDEN EAGLE INTERNATIONAL, INC. ("Buyer")	ATLAS PRECIOUS METALS, INC. ("Seller")
By: Terry C. Turner, President	By: H. Roy Shipes, President

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